Mail Stop 3561

February 12, 2008

Pui Shan Lam
Chief Executive Officer
SWAV Enterprises Ltd.
Unit 628, 138 – 4th Avenue SE
Calgary, Alberta T2G 4Z6
Canada

> **Re:	SWAV Enterprises Ltd.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed January 14, 2008**
> **File No. 333-146748**

Dear Miss Lam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1.	Please be advised that the Commission recently adopted amendments to the reporting obligations of small business issuers. The amendments created a new category of issuer defined as a "smaller reporting company," which generally includes any company with either less than $75 million in public float, or if public float cannot be calculated, less than $50 million in revenue for the last fiscal year. See SEC Release No. 33-8876 (December 19, 2007) available at www.sec.gov. As a result of the amendments and the creation of the "smaller reporting company," registration statements for small business issuers, including Form SB-2, have been removed as of February 4, 2008 and smaller reporting companies may elect to utilize scaled disclosure contained in Regulation S-K. Accordingly, any amendments to the Form SB-2 filed by you will need to be filed on Forms S-1 or S-3, as applicable, and you have until August 4, 2008 to determine whether you will keep the disclosure in the current SB-2 format.

Risk Factors, page 7

2. We note your response to prior comment 10 of our letter dated November 13, 2007. We re-issue this comment, however, as we are not able to locate all of your revisions. See, for example, "…we believe that economic reform and the macroeconomic measures adopted by the Chinese governments have had and will continue to have a positive effect on economic development in China" in the risk factor captioned "*Any changes in the political and economic policies of, or any new regulations implemented by, the Chinese governments...*"

Description of Business, page 22

Corporate Background, page 22

3. We note your response to prior comment 17 of our letter dated November 13, 2007. Please revise your discussion to describe the auctions and kiosks you refer to and explain how successful sales have been relative to each of the venues in which you sell your current products so that it is clear why you utilize each of these methods. Please also clearly disclose, if true, that you plan to utilize the auction house as the exclusive method by which you plan to sell your furniture goods. If you plan to use other sales methods, please disclose this.

4. We note your response to prior comment 19 of our letter dated November 13, 2007. Please revise to disclose the types of clients you expect to market your products to.

5. We note your revised disclosure indicating that you have engaged Able Auctions to assist you in selling your products. Elaborate to disclose the terms of your engagement with Able, including the customary cost of commissions.

Products, page 23

Source of Products, page 23

6. We note your response to prior comment 23 of our letter dated November 13, 2007. It does not appear that you state whether there are any contracts or other arrangements with any of your suppliers. If so, please disclose the material terms of such contracts or arrangements and file them as exhibits. Please advise or revise.

Financial Statements – SWAV Holdings Inc. as of March 31, 2007 and May 31, 2006

General

7. We note your revised financial statements, disclosure of the restatements in Note 3 and response to comment 41 of our letter dated November 13, 2007 regarding services rendered by your officers since inception. For each financial statement affected by the restatement,

please label the columns on each statement affected as being "restated" so that users are properly notified of the statements that reflect the revisions made to correct the errors for all periods presented. Refer to SFAS 154.

Unaudited Financial Statements – SWAV Enterprises Ltd. as of September 30, 2007

General

8. You present interim and audited financial information on the same statements. Please label each column your interim financial information as being "unaudited" and label your audited financial information as of March 31, 2007 as being "restated."

Consolidated Balance Sheets, page 58

9. We note your response to comment 40 of our letter dated November 13, 2007 relating to the adjustments to the capital accounts you disclose on pages 41 and 42. However, it is not clear to us that the balances you present as of September 30, 2007 for additional paid in capital of $132,457 and accumulated deficit of $140,511 reflect the effects of the recapitalization with transaction closed on April 1, 2007. Please provide us with a detailed analysis and reconciliation of these accounts to demonstrate that these balances include the adjustments relating to the recapitalization transaction that you discuss in Note 4 on pages 41 and 42. Please include with your response a statement of changes in stockholders' Deficit as of September 30, 2007.

Item 27. Exhibits, page 67

Exhibit 23.1 – Consent of K. R. Margetson Ltd.

10. We note your revised consent and response to comment 46 of our letter dated November 13, 2007. However, please note that your consent is dated January 12, 2007, which is not a current date. Please revise accordingly to provide a currently dated consent.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Michael Moran Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: L.K. Larry Yen, Esq
       Clark Wilson LLP
       Fax: (604) 687-6314